P.O. Box 2600

Valley Forge, PA 19482-2600

610-669-2153

jaliya_faulkner@vanguard.com

October 10, 2017

     via electronic filing

Ms. Lisa N. Larkin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:      Vanguard Whitehall Funds (the “Trust”)

File No. 33-64845

Post-Effective Amendment No. 73

Ms. Larkin,

This letter responds to comments that you provided to us by telephone on September 29, 2017, regarding the above referenced post-effective amendment pertaining to Vanguard International Explorer Fund (the “Fund”). Each comment is summarized below, followed by the response to the comment.

Comment 1:    Prospectus – Principal Investment Strategies

Comment:        The Fund’s name includes the term “international.” Please describe supplementally the specific criteria used to determine that an investment is tied economically to a country.

Response:        The Fund’s advisors base a stock’s country classification on the Fund’s benchmark index, the S&P EPAC SmallCap Index. The factors considered by S&P global indices in determining a company’s country assignment may include, but are not limited to: the country where the company’s headquarters and management are located; the company’s legal domicile; the stock exchange it trades on, if there is no listing in its home country; or the currency in which dividends (if any) are paid, and the tax laws affecting the treatment of those dividends.

Comment 2:    Prospectus – Other Investment Policies and Risks

Comment:        If the Fund intends to invest in contingent convertibles, consider what additional disclosure would be needed (e.g., credit quality triggers).

Response:        The Fund does not intend to invest in contingent convertibles.

Comment 3:    Prospectus – Investing With Vanguard

Comment:        Please consider disclosing additional detail regarding practices to redeem in kind (e.g., whether the redemptions would be pro rata slices of portfolio assets, individual securities, or representative securities baskets). Please see release IC-32315 (Oct. 2016).

Response:           The information provided under “Methods Used to Meet Redemption Requests” is responsive to Item 11(c)(8) of Form N-1A which requires disclosure of “the methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind).” We believe that this disclosure coupled with the “Potentially disruptive redemptions” disclosure, which specifically addresses circumstances when a redemption in kind would be executed, is consistent with applicable requirements. We will consider revising this disclosure in future post-effective amendments.

Comment 4:    Prospectus – Back Cover Page

Comment:        Pursuant to Item 1(b)(4) of Form N-1A, please confirm that the Investment Company Act file number is in type size smaller than that generally used in the prospectus (e.g., 8-point modern type).

Response:        We confirm that the Investment Company Act file number on the back cover page is in type size smaller than that generally used in the prospectus.

Comment 5:    SAI – Ownership of Fund Shares – Control Persons

Comment:        Pursuant to Item 18(a) of Form N-1A, please confirm that the Fund will provide information regarding control persons and principal holders of Fund securities if applicable.

Response:        We confirm that the Fund will provide information required by Item 18(a) and disclose any control persons of the Fund as of 30 days prior to filing the definitive registration statement.

Please contact me at (610) 669-2153 with any questions or comments regarding the above responses. Thank you.

Sincerely,

/s/Jaliya S. Faulkner

Jaliya S. Faulkner

Associate Counsel

The Vanguard Group, Inc.